October 25, 2004

Mail Stop 0407

Ilan Kenig
President and Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Drive
British Columbia, Cananda V5J 5B9

Re:	Unity Wireless Corporation
Registration Statement on Form SB-2
Filed October 15, 2004
		File No. 333-119759

Dear Mr. Kenig:

	This is to advise you that no review of the above registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Joshua Englard, Staff Attorney, at (202) 942-2832.

							Sincerely,


							Larry Spirgel
							Assistant Director

cc: 	Oscar D. Folger, Esq.
	Fax: 212-697-6464
Ilan Kenig
Unity Wireless Corporation
October 25, 2004
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